NUZEE, INC.

16955 Via Del Campo, Suite 260

San Diego, CA 92127

October 14, 2013

Ms. Jennifer Lopez Securities and Exchange Commission Division of Corporation Finance Washington, DC 20549	Via Edgar Only

Re:       NuZee, Inc.

            Form 8-K/A3 filed on September 13, 2013

Dear Ms. Lopez:

NuZee, Inc. (the "Company") hereby submits responses to comments and questions raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its letter dated September 26, 2013 (the “Comment Letter”) relating to the Company’s Current Report as amended on Form 8-K/A filed on September 13, 2013 ("Form 8-K/A3").

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 3 to the Form 8-K ("Form 8-K/A4").  For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Risk Factors, page 10

Our success is dependent on collaborative agreements, page 11

1.      We note your response to comment 2 of our letter dated August 29, 2013. Please revise your filing and discuss the risks, if any, associated with the lack of a finalized written agreement with your beverage architect. In this regard, it appears from your disclosure that your energy drink business is dependent on your agreement with the beverage architect. For example, we note your disclosure on page 6 that your beverage architect “provides [y]our raw ingredients and formulation science.”

Response

The Company has added a risk factor discussing the risks associated with the fact that we do not have a written agreement with our beverage architect.

Exhibit 99.01 Audited Financial Statements for Nuzee Co., Ltd.

Statements of Cash Flows, page F-5

2.      We have reviewed your response to comment 3 in our letter dated August 29, 2013. Although you indicate that you revised your footnote disclosure, it does not appear that you have made any revisions. Accordingly, we re-issue our prior comment. Please address each of the following items:

•         Although you indicate that the entire $80,422 inventory impairment during the period ended September 30, 2012 resulted from inventory purchased from related parties, we note that your related party footnote on page F-10 discloses only $10,454 of skin care products purchased from an entity controlled by your majority shareholder. Please disclose all related party transactions in the related party footnote and clearly disclose that the inventory impairment related to inventory purchased from a related party. Please disclose the names of all involved related parties and specify if they are entities controlled by your majority shareholder.

•         Tell us if these inventory purchases were made at prices more or less favorable to you than available on the market including how you arrived at your conclusion.

Response

Omission of the amended footnote was in error.  The  Company has revised the footnotes to correct the omission.  With regard to the second prong of this comment, the Company was informed by Mr. Higashida that prices paid by us for inventory purchased from companies controlled by him were not more or less favorable to us, but rather, were market prices.

COMPANY ACKNOWLEDGMENT

In filing these responses and the Form 8-K/A4, the Company acknowledges that:

•       the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•       the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact either myself or the Company's legal counsel, Karen Batcher, if you have any further questions or require additional information.  Ms. Batcher can be reached by telephone at 619.475.7882, or by email at kbatcher@synergenlaw.com.

                                                                                    NUZEE, INC.

                                                                                    /s/  Craig Hagopian

                                                                                    Craig Hagopian, President